SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value (Title of class of securities)	09066L105 (CUSIP number)

Gary K. Duberstein, Esq.
Greenway Partners, L.P.
909 Third Avenue, 30th Floor
New York, New York 10022

(212) 350-5100

(Name, address and telephone number of person authorized to receive notices and communications)
April 9, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 13 Pages)

CUSIP No. 09066L105	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON: 13-3791931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)[x]
(b)[_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER	774,460
SHARES

BENEFICIALLY	8	SHARED VOTING POWER:	0
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:	774,460
REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		774,460

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		[_]
	SHARES:

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.7%

14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON: 13-3714238

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER:	90,750

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	90,750

PERSON WITH	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		90,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.7%

14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON: GREENHOUSE PARTNERS, L.P.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON: 13-3793447

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: WC, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER:	0

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	90,750

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0

PERSON WITH	10	SHARED DISPOSITIVE POWER:	90,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		90,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.7%

14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON: GREENBROOK VALLEY LLC

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: WC, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER:	0

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	90,750

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0

PERSON WITH	10	SHARED DISPOSITIVE POWER:	90,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		90,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.7%

14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON: GREENMINT LLC

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: WC, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER:	0

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	90,750

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0

PERSON WITH	10	SHARED DISPOSITIVE POWER:	90,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		90,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.7%

14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES	7	SOLE VOTING POWER:	2,339,477

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	865,210

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,339,477

PERSON WITH	10	SHARED DISPOSITIVE POWER:	865,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		3,204,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		22.8%

14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON: GARY K. DUBERSTEIN

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS: PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES	7	SOLE VOTING POWER:	10,895

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	865,210

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	10,895

PERSON WITH	10	SHARED DISPOSITIVE POWER:	865,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		876,105

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.5%

14	TYPE OF REPORTING PERSON:	IN

     This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, and Amendment No. 10 dated December 3, 2002 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During April 2003, holders of $2,750,000 principal amount of the BioTime, Inc. Series 2001-A Debentures granted BioTime a “pay in kind” right allowing (but not requiring) BioTime to make interest payments in Shares instead of cash for the interest payments due during August 2003 and February 2004 (the “PIK Right”). BioTime retained the right to pay the interest due in cash. Each debenture holder who agreed to grant BioTime the PIK Right received a three-year warrant entitling the holder to purchase Shares for $1.50 per share (the “PIK Warrants”). The number of Shares covered by the PIK Warrants is the amount of debenture interest due in August 2003 and February 2004 divided by the $1.50 exercise price. Mr. Kingsley agreed to grant the PIK Right with respect to the $1,500,000 principal amount of debentures he holds and received PIK Warrants to purchase a total of 100,000 Shares for granting the PIK Right. In addition, Mr. Kingsley agreed that if BioTime exercises the PIK Right he will provide BioTime with the cash required to pay the interest due on any debentures held by persons who did not grant BioTime the PIK Right. In consideration of his agreement to do so, BioTime issued to Mr. Kingsley PIK Warrants to purchase an additional 39,999 Shares, which is the number of warrants that would have been issued had those debenture holders agreed to grant the PIK Right. When Mr. Kingsley provides BioTime with the cash to pay the interest due, he will receive the number of Shares that the debenture holders would have received had they accepted stock in lieu of cash interest payments.

     The PIK Warrants will expire in three years and will not be exercisable thereafter. The PIK Warrants will be redeemable by BioTime at $0.05 per warrant share if the closing price of the Shares on the American Stock Exchange exceeds 200% of the exercise price for 20 consecutive trading days.

     If BioTime actually elects to pay interest in stock instead of cash, the Shares issued on the interest payment date will be valued at the lower of (a) $1.20 or (b) 80% of the average closing price of the Shares on the AMEX for the 10 trading days prior to the interest payment date, but not less than $0.80 per Share.

     BioTime granted registration rights for the PIK Warrants and shares on substantially the same terms as the registration rights covering the warrants issued when the debentures were originally sold. All prices and share amounts will be adjusted for any stock splits, reverse splits, recapitalization, or similar changes to the Shares.

     An additional 35,068 Shares were earned by Greenbelt pursuant to the 2002 Consulting Agreement for the period from December 4, 2002 through March 31, 2003.

ITEM 4.      PURPOSE OF TRANSACTION

     The information presented in response to Item 3 is incorporated by reference herein.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     (a)     As of April 23, 2003, the Reporting Persons beneficially owned in the aggregate 3,215,582 Shares constituting 22.9% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 310,769 previously reported March Aggregate Warrant Shares (as adjusted for expired warrants), and (ii) 35,068 Shares (the “Greenbelt Consulting Shares”) earned from December 4, 2002 through March 31, 2003 under the “2002 Consulting Agreement” as hereinafter defined. The percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 14,040,869 Shares outstanding consisting of (a) the 13,565,101 Shares outstanding on March 20, 2003, based upon the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (b) the 310,769 remaining March Aggregate Warrant Shares, (c) 25,000 Greenbelt Consulting Shares issuable on March 31, 2003, and (c) 139,999 PIK Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Greenbelt Consulting Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt. The Kingsley Warrant Shares, the March Kingsley Warrant Shares, and 139,999 PIK Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Kingsley, who is the direct beneficial owner thereof.

		Approximate Percentage
Name	Number of Shares	of Outstanding Shares

Greenbelt	774,460	5.7%
Greenway	90,750	0.7%
Kingsley	2,339,477	16.7%
Duberstein	10,895	0.1%

     Greenbelt has direct beneficial ownership of 774,460 Shares, including the Greenbelt Consulting Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

     (b)     Greenbelt has the sole power to vote or direct the vote of 774,460 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, Greenbrook, Greenmint and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     If Mr. Kingsley were to exercise in full the Kingsley Warrant, the August Kingsley Warrant, the March Kingsley Warrant, and his PIK Warrants, which are all presently exercisable, he would have the sole power to vote or direct the vote of 2,339,477 Shares and the sole power to dispose or direct the disposition of such Shares.

     Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

     (c)       Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 10 is set forth in Item 3.

     (d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

     (e)     Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

          The following Exhibits are filed herewith:

DESCRIPTION

20.	Warrant Agreement dated April 9, 2003 between BioTime Inc. and certain holders of the Series 2001-A Debentures. (Incorporated by reference to Exhibit 10.21 of BioTime’s Annual Report on Form 10-K/A-1 for the fiscal year ended December 31, 2002)

21.	Letter Agreement, dated April 3, 2003 between Alfred Kingsley and BioTime, Inc.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  April 25, 2003

GREENHOUSE PARTNERS, L.P		GREENMINT LLC
By:	Greenmint LLC,
	its general partner	By:	/s/Gary K. Duberstein

By:	/s/Gary K. Duberstein		Gary K. Duberstein,
Member
Gary K. Duberstein,
	Member	GREENBROOK VALLEY LLC

GREENWAY PARTNERS, L.P.		By:	/s/Alfred D. Kingsley
By:	Greenhouse Partners, L.P.,
	its general partner		Alfred D. Kingsley
Member
By:	Greenmint LLC, its general partner

By:	/s/Gary K. Duberstein

Gary K. Duberstein,
Member

GREENBELT CORP.

By:	/s/Alfred D. Kingsley

Alfred D. Kingsley,
President

/s/Alfred D. Kingsley

Alfred D. Kingsley

/s/Gary K. Duberstein

Gary K. Duberstein

EXHIBIT INDEX

DESCRIPTION

20	Warrant Agreement dated April 9, 2003 between BioTime Inc. and certain holders of the Series 2001-A Debentures. (Incorporated by reference to Exhibit 10.21 of BioTime’s Annual Report on Form 10-K/A-1for the fiscal year ended December 31, 2002)

21	Letter Agreement, dated April 3, 2003, between Alfred Kingsley and BioTime, Inc.